767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Rod Miller
+ 1 212 310 8716
rod.miller@weil.com
April 22, 2011
Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	MGM Resorts International
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 1-10362
Dear Mr. Gordon:
Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated April 14, 2011. The Commission’s letter set forth specific follow-up comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2010.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Mr. Daniel Gordon April 22, 2011 Page 2
Form 10-K for the year ended December 31, 2010
Item 3. Legal Proceedings, page 20
1.	Your disclosure indicates that in the CityCenter construction litigation, the range of loss cannot be estimated beyond the claims asserted by Perini. In accordance with ASC 450-20 please tell us if a loss is probable or reasonably possible and if probable tell us the amount of loss you have accrued for this contingency. For reference please also see ASC 450-20-25-1 through 5 and provide us with the disclosure that you will include in future filings.

The Company has considered the provisions of ASC 450-20 and 450-20-25-1 through 5 and has concluded that a loss beyond the amounts asserted by Perini is neither probable nor reasonably possible. The Company’s referenced disclosure relates to a claim for punitive damages. To avoid potential confusion, the Company will revise its disclosure in future filings in “Item 3. Legal Proceedings” and in the notes to its consolidated financial statements to indicate the Company’s conclusion that a loss with respect to such claim is neither probable nor reasonably possible. The Company’s anticipated disclosure is as follows:
The CityCenter Owners and the other defendants will continue to vigorously assert and protect their interests in the lawsuit. The Company believes that a loss with respect to Perini’s punitive damages claim is neither probable nor reasonably possible.
Investment in CityCenter, page 28
2.	Please clarify to us the specific changes in circumstances that led to the revised operating forecasts and your recording additional impairment of your investment in CityCenter in June 2010.

The Company references its response dated July 8, 2010 to the Staff’s letter to the Company dated June 23, 2010 (Staff comment 8), which provides further clarification as to the changes in circumstances that led to the revised operating forecasts and resulted in an additional impairment. Such response is included below for your convenience:
The Company performed an impairment analysis of the carrying value of its investment in CityCenter at September 30, 2009. As a result, the Company recorded an “other-than-temporary” impairment charge at that time based on the guidance in ASC 323. An additional impairment analysis was not performed as of December 31, 2009 or March 31, 2010 because the Company did not believe circumstances existed that would cause it to conclude that an additional “other-than-temporary” impairment of its investment balance may have occurred. This conclusion was based on the following:
•	CityCenter opened in December 2009. As such, the underlying assets had only been operating for a short period of time, particularly in relation to the significant useful life of the underlying assets;

Mr. Daniel Gordon April 22, 2011 Page 3
•	While CityCenter’s actual results in its first months of operations were below previous forecasts, CityCenter opened in a very challenging operating environment and management expects operating results to improve significantly over time;

•	Residential inventory value is a relatively minor component of the overall value of CityCenter and as of March 31, 2010 represented under 10% of the carrying value of CityCenter’s long-lived assets; a reasonably possible impairment charge of the residential inventory at the joint venture would not by itself lead management to conclude that the Company’s investment balance may have experienced an “other-than-temporary” decline in value.
The Company disclosed in its March 31, 2010 Form 10-Q financial statements and MD&A that significant changes in management’s estimates of future cash flows, could cause the Company to undertake an assessment of the investment carrying value in future periods.

CityCenter’s second quarter operating results continued to be below previous expectations, and forecasts for the remainder of the year as received from the joint venture were also below expectations. As a result, in early June 2010 management concluded that a review of the carrying value of its investment was appropriate in connection with the preparation of its second quarter financial statements. In that regard, on June 4, 2010 management requested revised long-term operating forecasts from the joint venture. Such forecasts were received on June 18, 2010, at which time management and its valuation advisors commenced an analysis of the carrying value of the Company’s investment in CityCenter, which analysis is currently underway.

The Company will disclose the results of this analysis in its June 30, 2010 Form 10-Q. Such disclosure will include conditions leading to the impairment review as well as the nature of significant inputs into such analysis.
The Company notes that its June 30, 2010 analysis resulted in an additional impairment charge and the above referenced disclosure was included in its June 30, 2010 Form 10-Q and its December 31, 2010 Form 10-K.
Non-GAAP Measures, page 35
3.	In future filings, please reconcile Adjusted EBITDA to EBITDA and then to Net Income (Loss).

The Company believes its current presentation of non-GAAP measures is consistent with guidance provided in Item 10 of Regulation S-K. As required by such guidance, the Company reconciles its non-GAAP measures to their most directly comparable GAAP measures. The Company has determined that net income is the most directly comparable GAAP measure consistent with guidance provided in the SEC’s “Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.” The Company presents Adjusted EBITDA and believes presentation of EBITDA in addition to Adjusted EBITDA would be confusing to the users of its financial statements and erroneously suggest that EBITDA is a measure that management considers useful in evaluating the Company’s performance.

Mr. Daniel Gordon April 22, 2011 Page 4
Cash Flows- Investing Activities, page 40
4.	Your disclosure indicates that you had $207 million of capital expenditures for maintenance. Please clarify to us whether such expenditures represent capital expenditures that were capitalized or repairs and maintenance expense that were expensed in the income statement.

The Company notes that all of the $207 million are amounts that were capitalized. The Company notes that it is common practice in the casino industry to distinguish capitalizable expenditures between “maintenance” capital expenditures, such as room remodels and restaurant renovations, and “growth” capital expenditures, such as construction of a new resort. Expenses for actual repair of long-lived assets that neither extend the life nor increase the utility of the asset are expensed as incurred.

5.	In future filings please include a discussion of your capitalized expenditures by year including disclosure on the types of cap ex you are incurring by year (e.g. New development; renovations; other cap ex), as well as, the types of costs capitalized (e.g. salaries, payroll and other soft costs) and the amounts for each period presented. In addition please include disclosure regarding expectations of future capital expenditures and reasons for significant fluctuations from year to year.

As requested by the Staff, the Company will expand disclosure in the “Liquidity and Capital Resources” section of its Management’s Discussion and Analysis of Financial Condition, beginning with its Form 10-Q for the quarter ending March 31, 2011, to discuss the types of capital expenditures incurred during the period and types of costs capitalized, as applicable. The Company notes that while it capitalizes certain salaries, payroll and other soft costs in accordance with applicable GAAP, such costs have not been material in recent periods.

In addition, as requested by the Staff, the Company will expand disclosure in the “Liquidity and Capital Resources” section of its Management’s Discussion and Analysis of Financial Condition, beginning with its Form 10-Q for the quarter ending March 31, 2011, to explain current expectations of future capital expenditures and reasons for any significant fluctuations from prior periods, including the relevant limitations on capital expenditures contained in the Company’s covenants under its senior credit facility, which limitations are currently described within the “Other factors affecting liquidity” section of MD&A in the December 31, 2010 Form 10-K as follows:
Additionally, we are limited to $400 million of annual capital expenditures (as defined) during 2010 and are limited to $500 million of annual capital expenditures in 2011. At December 31, 2010, we were in compliance with the maximum capital expenditures covenant.

Mr. Daniel Gordon April 22, 2011 Page 5
6.	We note that you incurred $137 million in capital expenditures in 2009 which included capitalized interest. On page 35 you disclose that total capitalized interest was $222 million. Please tell us how capitalized interest for 2009 is more than total capitalized expenditures.

The Company notes that the amount of capitalized interest disclosed on page 35 of its Form 10-K includes interest that the Company capitalized as part of its investment in CityCenter while such project was under development. Such amounts are included in the “Investments in and advances to unconsolidated affiliates” line in the consolidated statements of cash flows. Of the $222 million of total capitalized interest in 2009, approximately $215 million related to capitalized interest on the Company’s investment in CityCenter, which was a qualifying asset under ASC 835-20 until the project was completed in December 2009. The remaining $7 million of capitalized interest is included in the $137 million of capital expenditures in 2009 and relates to various capital projects.
Off Balance Sheet Arrangements
CityCenter Completion Guarantee, page 43
7.	Your disclosure indicates that amounts claimed in various lawsuits exceed your completion guarantee by $200 million. Please clarify the amount that you have accrued and tell us why it is unnecessary to accrue the additional $200 million.

As disclosed in the Company’s Form 10-K, as of December 31, 2010, the Company had a remaining estimated net obligation under the completion guarantee of $80 million. This amount includes estimated amounts to be paid to contractors either through the joint venture’s extra-judicial settlement process or through the legal process related to the Perini litigation. This accrual reflects the Company’s best estimate of its probable liability in accordance with ASC 450 — Contingencies. The incremental approximately $200 million claimed by the general contractor and certain subcontractors has not been accrued because such amount exceeds the Company’s best estimate of its liability. The Company will include clarifying language in future filings. The anticipated disclosure to be updated as of the current balance sheet date is as follows:
The Company has a remaining estimated net obligation under the completion guarantee of $80 million which includes estimated litigation costs related to the resolution of disputes with contractors as to the final construction costs and estimated amounts to be paid to contractors either through the joint venture’s extra-judicial settlement process or through the legal process related to the Perini litigation. The Company accrual also reflects certain estimated offsets to the amounts claimed by the contractors. CityCenter has reached, or expects to reach, settlement agreements with most of the construction subcontractors. However, significant disputes remain with the general contractor and certain subcontractors. Amounts claimed by such parties exceed amounts included in the Company’s completion guarantee accrual by approximately $200 million, as such amounts exceed the Company’s best estimate of its liability.

Mr. Daniel Gordon April 22, 2011 Page 6
Consolidated statement of Cash Flows, page 67
8.	We note that you have recorded a cash inflow of $113 million for distributions from cost method investments. This appears to be the amounts held in trust related to the Borgata. Please tell us how you determined that such cash flows are unrestricted.

The Company confirms that these distributions relate to amounts distributed to the divestiture trust (“Trust”) established in connection with its agreement with the New Jersey Division of Gaming Enforcement as disclosed in Note 5. The Company is the sole beneficiary of the Trust and consolidates the Trust in its financial statements. These distributions are not restricted cash to the Trust, as the proceeds are available to the Trust for operating activities. During 2010, a portion of the cash received by the Trust was used to pay expenses incurred with respect to the Trust property and most of the remaining proceeds were invested by the Trust in treasury securities with maturities greater than three months but less than one year. Such amounts invested in treasury securities are included as an investing outflow during 2010 and are recorded within prepaid and other assets in the Company’s consolidated balance sheet as of December 31, 2010.
Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8716.
Very truly yours,

/s/ Rod Miller

Rod Miller
Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:
•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood

Robert C. Selwood
Executive Vice President — Chief Accounting Officer